UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

August 12, 2022

(Date of Report (Date of earliest event reported))

FUNDRISE MIDLAND OPPORTUNISTIC REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	32-0479856
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Update

Aspect Promenade Controlled Subsidiary

On May 30, 2018, an affiliated entity acquired ownership of Aspect Promenade JV LP (the “Aspect Promenade Controlled Subsidiary”) for an initial purchase price of $18,158,000, which was the initial stated value of its equity interest in the Aspect Promenade Controlled Subsidiary (the “Aspect Promenade Bella Investment”). The Aspect Promenade Controlled Subsidiary used the proceeds of the Aspect Promenade Bella Investment to close on the acquisition of a single stabilized garden-style multifamily property totaling 432 units located at 3101 Segreto Lane, Kissimmee, FL 34747 (the “Bella Apartments”).

On July 18, 2018, the affiliated entity made an additional investment in the Aspect Promenade Controlled Subsidiary for approximately $7,486,000 (the “Aspect Promenade EnV Investment”). The Aspect Promenade Controlled Subsidiary used the proceeds of the Aspect Promenade EnV Investment to close on the acquisition of a single stabilized garden-style multifamily property totaling 316 units located at 812 S Park Road, Hollywood, FL 33021 (“The EnV Property”).

On August 28, 2018, we acquired an unsecured bridge loan with a maximum principal balance of approximately $9,702,000 (the “Sterling Town Center Bridge Loan”) to the borrower, Sterling Integra JV LP, a Delaware limited liability company (“Sterling Integra”), which used the Sterling Town Center Bridge Loan proceeds to acquire a single stabilized garden-style multifamily property called Sterling Town Center totaling 339 units located at 7880 Triangle Promenade Dr, Raleigh, NC 27616 (“Sterling Town Center”). Details of this acquisition can be found here.

On March 28, 2019, the Sterling Town Center Bridge Loan was converted into equity of the Aspect Promenade Controlled Subsidiary worth approximately $9,702,000, which was the initial stated value of our equity interest in the Aspect Promenade Controlled Subsidiary. See details of the equity conversion here.

On August 12, 2022, the Aspect Promenade Controlled Subsidiary sold The EnV Property for a sales price of approximately $110,000,000. Proceeds from the sale totaled approximately $70,630,000, net of repayment of $37,620,000 of outstanding senior loans and closing costs of approximately $2,150,000. Our distribution received from the sale totaled approximately $9,916,000. The Aspect Promenade Controlled Subsidiary continues to own and operate the Bella Apartments and Sterling Town Center.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC's website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE MIDLAND OPPORTUNISTIC REIT, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: August 17, 2022